Filed Pursuant to Rule 433

Registration No. 333-169477-02

June 19, 2012

DELMARVA POWER & LIGHT COMPANY

$250,000,000

First Mortgage Bonds, 4.00% Series due June 1, 2042

Issuer:	Delmarva Power & Light Company
Issue:	First Mortgage Bonds, 4.00% Series due June 1, 2042
Ratings:*	A3/A/A (Moody’s/S&P/Fitch)
Offering Size:	$250,000,000
Coupon:	4.00%
Trade Date:	June 19, 2012
Settlement Date:	June 26, 2012 (T+5)
Maturity:	June 1, 2042
Price to Public:	99.449% per Bond
Proceeds (before expenses) to Issuer:	$246,435,000
Benchmark Treasury:	3.125% due February 15, 2042
Benchmark Treasury Yield:	2.732%
Spread to Benchmark Treasury:	+ 130 bps
Yield to Maturity:	4.032%
Optional Redemption:	Make-whole call at any time prior to December 1, 2041 at 20 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after December 1, 2041 at par.
Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2012
CUSIP/ISIN Number:	247109BR1/US247109BR13
Mortgage Capacity:	As discussed in the preliminary prospectus supplement, under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds, as of June 15, 2012, available property additions and refundable bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $826.5 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 6.46%.
Joint Book-Running Managers:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC SunTrust Robinson Humphrey, Inc.
Co-Manager:	The Williams Capital Group, L.P.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.